Exhibit 99.3

Santiago, September 29, 2011

Mr. Jaime Binder R.
Secretary General
Civil Aviation Board
Hand Delivery

Re:	Response to Official Ordinary Letter No. 422 dated September 26, 2011.
Subject:	Request for Information

Dear Secretary General:

This letter is an answer to your request in the Official Letter indicated above.

In compliance with orders by the court in its Resolution of April 14, 2011,1  disaggregated monthly information was provided confidentially on the total number of passengers, details on fares effectively charged (including code and amount) and the number of passengers that paid each of such fares for each domestic route and for each of the international reference routes in the Self-Regulation Plan for 2009 and 2010, including for our related companies, encompassing sales in Chile and abroad.

The court was informed in relation to the information on such pages that the column “MEAN INCOME PER SEGMENT IN US$” indicated the average income earned from that fare, divided by the number of passengers according to the apportionment used by the company.

It is important to note regarding those data that on page 2047,1 we provided three reports by PriceWaterhouseCoopers certifying the consistency of the databases used, in particular the apportionment, values and fares charged.

Subsequently, in compliance in orders by the court in its Resolution of April 26, 2011,1 a disaggregated description of the fares effectively charged by LAN and its related companies and the number of passengers that paid each thereof were provided confidentially on page 1633,1 without applying averages or apportionment, for the domestic routes in Chile and the reference markets in the Self-Regulation Plan for the period January 2009 to December 2010.

We also clarified in that response that it included the concept of average income, which is the apportionment used by the company, and that it is considered a service fee.

The court was told in relation to the information on such pages that it did not include passengers that bought at a fare that included routes other than those informed, even though they flew on the routes and in the period reported. Nor did it include the tickets issued by companies other than LAN or its related companies.

1 Document attached.

It was also indicated that since the information on fares and passengers was disaggregated and not averaged or apportioned, the information on fares covered revenue from all segments contained in a ticket.  By example it was told that “if a passenger purchased a ticket at a fare to travel from Santiago to Punta Arenas, from Punta Arenas to Balmaceda, from Balmaceda to Santiago and made that trip on three different days, the total value paid per passenger will appear in each of the markets flown, without any apportionment.”

As you will be able to appreciate, the information requested in the resolution of April 26th differs from the information required in the Self-Regulation Plan, both regarding the universe of passengers considered and the income informed for each passenger and fare.
In its resolution on May 17, 2011,2 the Court asked that information be provided on fares contained in the file furnished on page 1633, considering only the fare and excluding fuel charges and the service fee.

We provided this information on page 2384,2 pointing out to the court that through January 2010, LAN’s management systems recorded fares in a way that made it impossible to separate the fuel charge from the fare.  Therefore, the description of such fares from January 2009 to December 2009 was provided including the fuel charge, with and without a service fee.

We further clarified that since the information on fares and passengers was disaggregated, and not average or apportioned, it did not include information on passengers that bought a fare that included routes other than those informed, even though they flew on the routes and in the period reported.  Nor did it include the tickets issued by companies other than LAN or its related companies.

It was also said, like on page 1633, that since the information on fares and passengers was disaggregated and not averaged or apportioned, the information on fares included income from all segments contained in the ticket.

It is also relevant to indicate that LAN Airlines asked the court to rectify the errors in calculation that were obvious in resolution 37/2011 and the affirmations and conclusions that were made on that basis.  In an attached brief, we said that said resolution made obvious mistakes regarding the numerical calculation of LAN’s yields, fundamentally because the Court did not consider apportionment in its calculations.

The following documents are attached in digital form:
-	Resolution by the Court dated April 14, 2011.
-	LAN furnished the information requested on page 1033.
-	Consideration requested by LAN regarding PriceWaterhouseCoopers’ reports on page 2047
-	Resolution of the Court dated April 26, 2011.
-	LAN furnished the information requested on page 1633.

2 Document attached.

-	Resolution by the Court dated May 17, 2011.
-	LAN furnished the information requested on page 2384.
-	LAN Airlines’ request for rectification of calculation errors dated September 27, 2011.
-	A copy of a letter sent by Fernando Diaz and Alexander Galetovic, economists, to the Court.

Very sincerely yours,

Raquel Galarza Ossa
Corporate Development Officer
Lan Airlines S.A.